Mail Stop 6010

May 25, 2006

Francis J. O'Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

> **Re: ICU Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-19974**

Dear Mr. O'Brien:

We have reviewed your response dated April 25, 2006 and additional filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2005

Note 1. Summary of Significant Accounting Policies, page 44

k. Revenue Recognition, page 46

1. Please refer to prior comment 4. Please tell us who has the risk of loss in the event of theft or physical destruction or damage to the product. For example, please tell us if you retain a "warehouse risk" where if the products are damages while in your possession you are responsible for the damage. Note that SAB 104 states that four criteria must be met in order to recognize revenue when delivery has not occurred. In this regard, please tell us if the sellers' custodial risks are insurable and insured.

2. In this regard, we note that your prices and gross margins on products you sell to Hospira under the MCDA are based on the cost savings that you are able to achieve in producing the products over Hospira's cost to manufacture the same product. We note you record revenue net of any such reductions. Please tell us how you are able to estimate this amount at the time of shipment. Explain what will happen if you are unable to achieve cost savings over Hospira's prior costs. Specifically, tell us if you would sell products to Hospira below cost.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Condensed Consolidated Statements of Cash Flows, page 5

3. Please refer to prior comment 2. Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP. We note your presentation of the subtotal in the operating activities section creates the non-GAAP measure "net cash flows provided by operating activities before tax benefits from exercise of stock options in 2005". Accordingly, please revise the filing to remove the subtotal line from the cash flows statement.

Exhibit 31.2

4. We note the Section 302 certification of your CFO is not in the proper form as it references Francis J. O'Brien as the "Chief Executive Officer." Accordingly, please file an amendment to your Form 10-Q with the properly labeled certifications of each of your current CEO and CFO in the form set forth in Item 601(b)(31) of Regulation S-K.

Exhibit 32

5.   We note that your Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K are not dated. Please file an amendment to your Form 10-Q that includes the entire filing together with the properly dated Section 906 certification.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief